July 14, 2023

Mr. Paul Cline
Mr. Robert Telewicz
Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission

Re: Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2022
Response dated May 11, 2023
File No. 001-13145

Dear Mr. Cline and Mr. Telewicz:
We are responding to your comment letter dated June 6, 2023, to Jones Lang LaSalle Incorporated (the “Company”, “JLL”, “we”, “our” or “us”), with respect to the above referenced document.
Due to the commercially sensitive nature of certain information contained herein, this response letter is also a request for confidential treatment of this letter’s exhibit (designated by “[****]”) pursuant to the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. § 200.83).
For ease of reference, we have repeated the comments of the Securities and Exchange Commission Staff in italics directly preceding our response.
Form 10-K for the year ended December 31, 2022
Item 8. Financial Statements and Supplementary Data
Revenue Recognition
Work Dynamics, page 82
We have considered your response to our prior comment. In your response to our comment you state that management fees are typically structured as a fixed monthly price for an agreed-upon scope of work or a contractual mark-up to third party and contractor spend that you manage. Based on your response, it appears that your fee includes a markup on reimbursed costs both when the fee is inclusive of or distinct from the costs of providing the services. Given the terms of your contracts, please explain to us why you believe it is appropriate to adjust revenues for the reimbursed gross contract revenues in arriving at the non-GAAP fee based revenue measure and to adjust operating expenses for gross contract expenses in arriving at the non-GAAP fee-based operating expenses measure, which are disclosed on page 49. In your response, please expand on why you believe the non-GAAP measures are useful to investors despite the fact that fees earned may be based on managed third-party or contractor spend. Please also include an explanation of how you considered Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the appropriateness of these adjustments.

Response: We have divided our response to first elaborate on our contract types and non-GAAP measures and why we believe they are integral to understanding our business, and then to address your question specific to Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Contract types
We broadly categorize our contracts and fee arrangements into three types: fixed fee principal, gross fee principal and agent. In our initial response to your letter dated April 28, 2023, we focused our response on describing the following types of fee arrangements where we act as principal and are directly or indirectly reimbursed for amounts paid to third-party vendors and subcontractors:
1.Fixed price management fees, where the stated fee is intended to compensate us for services rendered and to reimburse us for third-party vendor and subcontractor costs incurred on behalf of the client for which we act as principal. In this scenario, the quantum of spend managed is generally an input into the management fee we negotiate with our client to compensate us for our risk and level of effort. For purposes of this response letter, we refer to these arrangements as “fixed fee principal.”
2.A formulaic management fee which can vary with activity levels, distinct from the third-party vendor and subcontractor costs incurred on behalf of the client for which we are separately reimbursed. In this scenario, our management fee may be calculated by applying a percentage to third-party vendor and subcontractor costs. In addition, however, the determination of the fee may be based on other contractual elements which define the scope of our remit, including the number of sites managed, the facility type (e.g., warehouse, life sciences, office, etc.), or the facility size and location. For purposes of this response letter, we refer to these arrangements as “gross fee principal.”
For these fixed fee principal and gross fee principal client contracts, the third-party vendor and subcontractor costs incurred on behalf of our clients, along with the corresponding reimbursement revenue, are presented gross on our Consolidated Statements of Comprehensive Income.
In addition to the above contractual agreements where we act as principal:
3.We also enter into contracts where we do not control and direct third-party services delivered to the client, which we referred to in the proposed revised disclosure in our response dated May 11, 2023 as follows: “For contracts where we do not control and direct third-party services delivered to the client, we act as the client’s agent and report revenue net of such costs.” These fixed price management fees do not include any reimbursement for client-related expenses. For purposes of this response letter, we refer to these arrangements as “agent.”
While we noted in our 2022 Form 10-K disclosure (page 82) that we “generally act as principal for our Workplace Management contracts,” we also noted earlier in that disclosure (page 81) that for Property Management (included in our Markets Advisory segment) we “generally act as agent on behalf of our Property Management clients.” The variability in contract types within and across our business segments where the service delivery model is similar across our property/facility management agreements is the basis for the non-GAAP adjustment we make in the calculation of fee revenue.

Non-GAAP performance measures
Specific to your question: “Given the terms of your contracts, please explain to us why you believe it is appropriate to adjust revenues for the reimbursed gross contract revenues in arriving at the non-GAAP fee based revenue measure and to adjust operating expenses for gross contract expenses in arriving at the non-GAAP fee-based operating expenses measure…”
First, we believe our non-GAAP presentation and disclosures are necessary to create parity across our various contract types outlined above. Because the fixed fee and gross fee principal arrangements include gross contract costs (defined in the next paragraph below) while the agent fee arrangements do not, by adjusting for gross contract costs, we are able to provide investors a useful and comparable measure in assessing the amount of fee revenue - which is revenue less gross contract costs - generated across contract types. When our contracts with a customer contain both principal and agent elements, it is also important for us to have a metric to measure our overall performance with respect to that customer.
In addition, fee revenue is used in the calculation of margin to provide a more comparable profitability measure for our external stakeholders to use to assess segment and company performance. Without a comparable calculation of fee revenue, it would be more difficult for us and our external stakeholders and investors to compare performance across contract types (fixed fee principal, gross fee principal and agent), even though our service delivery model is similar across our property/facility management agreements. This is not only applicable within our Work Dynamics segment but also applies to our property management business within our Markets Advisory segment. As such, comparability is necessary within segments and across segments. The illustration and additional commentary in Exhibit 1 articulate this point in further detail.
Further, we believe the deduction of gross contract costs from revenue appropriately emphasizes the nature of these expenses as costs passed through to our clients where we earn no margin/profit. This is further articulated in Item 7 of our Form 10-K for the fiscal year ended December 31, 2022: “Gross contract costs represent certain costs associated with client-dedicated employees and third-party vendors and subcontractors and are directly or indirectly reimbursed through the fees we receive. These costs are presented on a gross basis in Operating expenses with the equal amount of corresponding fees in Revenue. Excluding gross contract costs from both fee revenue and fee-based operating expenses more accurately reflects how we manage our expense base and operating margins and also enables a more consistent performance assessment across a portfolio of contracts with varying payment terms and structures.”
As mentioned above, a key measure of our operating performance is the margin we earn on our fees, presented on a fee revenue basis (i.e., our profit divided by fee revenue). Presenting profitability on a fee revenue basis - the basis management uses to measure performance - is helpful to our external readers because fee revenue represents the fees on which we earn margin and excludes pass-through costs for which we earn no margin. In addition, a meaningful positive or negative driver to a margin based on fee revenue may not be evident using a margin based on revenue given the quantum of gross contract costs. Considering our results solely on a GAAP basis results in less visibility to external stakeholders and investors into the performance of our business.

We believe it is useful to also present profitability on a fee-revenue basis given the actual economics of gross (principal) versus net (agent) revenue arrangements and the possible over-emphasis on the relevance of gross contract costs to our business performance viewed solely on a GAAP basis. We further believe that the concepts of fee revenue, and profitability measured on a fee revenue basis, provide useful supplemental information for evaluating our performance relative to industry competitors.
Consideration of Question 100.04 of the C&DIs on Non-GAAP Financial Measures
We carefully reviewed the guidance in Question 100.04 and concluded that adjusting our revenues for directly and indirectly reimbursed gross contract revenues in arriving at the non-GAAP fee revenue measure, and adjusting operating expenses for gross contract expenses in arriving at the non-GAAP fee-based operating expenses measure, are not misleading and do not substitute individually-tailored recognition or measurement methods for those prescribed by GAAP, and therefore comply with the guidance in Question 100.04.
Our adjustments which deduct gross contract costs from revenue do not accelerate the recognition of any revenue, change the timing of revenue recognition between reported periods, or otherwise result in the inclusion of amounts presented as revenues that are not recognized as revenue under GAAP. The presentation does not alter operating income or net income attributable to common shareholders in any way. It is not the intent of the presentation to imply that we have no responsibility for fulfilling our obligations under our revenue-generating contracts or that we are acting in an agent capacity. In fact, we are explicit in our accounting policy disclosures about being deemed the principal (when applicable, as is often the case with our Workplace Management contracts) with respect to these costs. We believe that our presentation of fee revenue, gross contract costs, and a margin measured on a fee revenue basis do not contain an untrue statement of material fact, nor do they omit a material fact necessary in order to make the presentation of these non-GAAP measures.
It is also important to note industry analysts who monitor and model our operating performance place significant emphasis on our non-GAAP metrics (e.g., margin measured on a fee-revenue basis), as evidenced by their questions during earnings calls and the content of their models/estimates, key performance metrics and other published materials. These analysts also acknowledge it is difficult to compare the operating margins of global real estate services companies given inherent margin differences across contract types and business lines. For these reasons, all analyst reports leverage fee revenue and a margin based on fee revenue when citing the relative economics of our company in the broader analysis of real estate services companies.
We also note that gross contract costs and fee revenue have been presented in our external filings since our first quarter 2012 earnings release (filed as a current report on Form 8-K) and Form 10-Q and were not a response to our January 1, 2018 adoption of ASC Topic 606, Revenue from Contracts with Customers. These non-GAAP measures, along with margin measured on a fee revenue basis, underpin our operational budgets and forecasts and assist management and our Board of Directors in determining incentive compensation decisions, as outlined in our proxy statement. See specifically the “Financial performance measurements” section, which highlights margin measured on a fee revenue basis as a key performance measure on which our executive compensation plans are based.

Summary and next steps
In summary, we believe that our presentation of fee revenue, gross contract costs and margin measured on a fee revenue basis, when taken together with the robust disclosures accompanying those non-GAAP measures, provide our investors and other stakeholders with enhanced transparency into our operating results and enables them to compare our operating performance with the operating performance of our competitors. These adjustments also allow for comparability of our business performance on a period-over-period basis.
For the foregoing reasons, we believe that our presentation of fee revenue, gross contract costs and margin measured on a fee revenue basis as supplemental non-GAAP performance measures, when taken together with the information accompanying those measures, is in compliance with Rule 100(b) of Regulation G and Question 100.04.
To ensure our disclosures remain robust and convey the expanded points we articulate in this letter, we are evaluating enhancements to our non-GAAP disclosures in future quarters to better articulate rationale and relevance of our non-GAAP measures.
We would appreciate the opportunity to discuss our response and the illustration. Should you have any questions regarding this matter, please contact me at (312) 228-2228 or Benjamin Hawke, our Chief Accounting Officer, at (312) 702-4266.

Sincerely,

/s/ Karen Brennan
Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Incorporated

cc:         Alan Tse, Chief Legal Officer, Jones Lang LaSalle Incorporated
Benjamin Hawke, Chief Accounting Officer, Jones Lang LaSalle Incorporated
Sonia Barros, Sidley Austin LLP

Exhibit 1
[****]